[INTEGRA LIFESCIENCES HOLDINGS CORPORATION LETTERHEAD]
March 18, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Integra LifeSciences Holdings Corporation Withdrawal/Deregistration of Form S-3 Shelf Registration Statement filed on June 30, 2003 (File No. 333-106625)
Ladies and Gentlemen:
Integra LifeSciences Holdings Corporation (the “Registrant”) hereby requests that the Registrant’s Shelf Registration Statement on Form S-3 (File No. 333-106625) (the “Shelf Registration Statement”), as filed with the Securities and Exchange Commission on June 30, 2003, together with all exhibits, amendments and supplements thereto, be withdrawn and deregistered in its entirety.
This request is made based upon the following grounds:
Pursuant to the terms of the Registration Rights Agreement, dated as of March 31, 2003, among the Registrant, Credit Suisse First Boston LLC, Banc of America Securities LLC and U.S. Bancorp Piper Jaffray Inc. (the “Registration Rights Agreement”), entered into in connection with the sale of the Registrant’s 2 1/2% Contingent Convertible Subordinated Notes due 2008 (the “Notes”) and the shares of the Registrant’s common stock issuable upon conversion thereof, the Registrant agreed, in relevant part, to use its reasonable efforts to keep the Shelf Registration Statement continuously effective for a period of two years or such shorter period that will terminate when all the securities covered by the Shelf Registration Statement are no longer restricted securities. Since such securities are no longer restricted securities, the Registrant no longer has an obligation under the Registration Rights Agreement to maintain the Shelf Registration Statement’s effectiveness.
Please call Karen Mroz-Bremner at (609) 936-6929 should you have any questions, comments or concerns with this filing.

Sincerely,

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

By:	/s/ Stuart M. Essig

Name: Stuart M. Essig
Title:	President and Chief Executive Officer